EXHIBIT 4.10

Expatriate assignment agreement – Ms Lynne M Peacock (as Executive General Manager, People & Culture)

PEOPLE & CULTURE
27/500 Bourke Street
MELBOURNE VIC 3000

Direct Telephone:	61 3 8641 3434
Direct Fax:	61 3 8641 4932

23rd of June 2004

Lynne Peacock
Level 10
88 Wood Street
London EC2v 7QQ

Dear Lynne,

I am pleased to confirm your appointment to Australia as Executive Director National Australia Group and EGM People & Culture.  During this expatriate assignment you will remain an employee within the UK Executive Office Europe of the National in the UK seconded to the National in Australia.

Your remuneration and other assignment conditions will be determined in accordance with the Group’s Expatriate Policy.  A copy of the current policy is attached which may be amended from time to time.  The policy document is essential reading for you to enable you to become familiar with the remuneration and benefits that will apply to your expatriate appointment, as well as the relocation procedures that will be required.

Term of Appointment

Your overseas assignment commenced on the 10th of May 2004 for an initial period to be determined; however, the Group reserves the right to amend the term at any time and for any reason.

A summary of the terms and conditions specific to your assignment is attached at the end of this letter and should be referred to in conjunction with the following:

REMUNERATION AND BENEFITS

Fixed Remuneration

A separate international pay structure operates for expatriates and is called Expatriate Net Pay (ENP).  An ENP worksheet is enclosed, and a detailed explanation of the methodology is included in the attachment.  The ENP is calculated from your current home country total remuneration.

Superannuation/Pension

As per your existing employment agreement you will continue to be entitled to 25% of your basic salary for pension purposes.  This amount can be directed by you to the pension fund of your choice.  Any unused amount will be paid as basic salary.

Performance Incentive

Performance incentive will be determined on achievement against objectives agreed with your Host Country Manager.  Bonus will be paid or provided for in the home country and tax equalised.  Should you have been working in the home country for a proportion of the bonus period, this performance will also be taken into consideration.

Options/Share Schemes

Consideration will be in accordance with the eligibility criteria of each home country plan (as applicable).

Annual Leave

Expatriate annual leave entitlement of twenty (20) working days per annum will apply.

Home Leave

One (1) home leave benefit will accrue after each completed year of expatriate service.  This benefit is provided at first class travel.

Health Insurance

The National Group’s global provider Marsh Pty Ltd will provide Health Insurance.

Housing, Furniture and Utilities

Housing and furnishings will be provided rent free with the allowances benchmarked in terms of the Group Expatriate Policy.  You will however be responsible for all utilities (gas, electricity, etc.) although initial connection fees are reimbursable.

Partner Vocational Assistance

Partner vocational assistance will be provided in line with the Group Expatriate Policy.

Education Assistance

Education assistance will be provided towards the cost of dependant children’s education in line with the Group Expatriate Policy.

Motor Vehicle

We will continue to pay your motor vehicle allowance in the UK (gross: GBP15,000).  No vehicle will be provided to you while in Australia.

Tax Return Preparation

Ernst & Young will prepare your home country and host country income tax return for each year of expatriate assignment, including year of repatriation to home country.

Transfer Allowance

A Transfer Allowance of GBP 1,250 net will be paid prior to your departure from the UK.  This amount is to be grossed up for UK tax purposes.  This allowance will again be payable upon repatriation.  This is to cover costs associated with your transfer excluding those costs outlined in the Transfer Arrangements below.

PRE-DEPARTURE TRANSFER ARRANGEMENTS

An International Assignment Consultant (IAC) from Cendant Mobility, our global provider of relocation services will shortly contact you.  Your IAC will guide you through the entire moving process and assist you on your arrival in Australia.  You will have 24-hour access to the details and the progress of your move through Cendant’s website.  Access and password details will be advised by your IAC.

Visa Status

Your visa status in Australia will be work permit or Right of Residency.  If you have Right of Residency, no visa/work permit is required.  Where this does not exist the National Group will sponsor you for a temporary work permit.  However you and your expatriate assignment role must meet specific immigration/visa requirements of the host country before a visa application is lodged.  You will be provided with a Work Permit Data Sheet and instructions for completion.  The immigration consultant engaged to assist you with this process.

Health Assessment

You  are required to participate in the Group Expatriate Health Assessment Program prior to your departure for Australia.  Details and forms are available through the Cendant website.  It is advisable to have these assessments carried out quickly, as you will be unable to commence your assignment until they have been completed.  This will also be required upon repatriation.

Taxation Briefing

It is essential that you have a comprehensive understanding of the tax implications of your overseas assignment.  Therefore we suggest that you meet with Ernst & Young to discuss your tax position as soon as possible.  Ernst & Young contact details for home country is Ben Thompson +44 020 7951 0881 and host country is Anne Giugni +61 3 8650 7624.

Cross-Cultural Briefing

Prior to moving to life and work in the UK we offer you the opportunity to attend a briefing on the cultural differences between the UK and Australia.  This will also provide useful on-ground information and we suggest you undertake this early in the pre-departure process.  Your IAC from Cendant Mobility will arrange this for you.

Shipping and Storage

Cendant will arrange for a quote to be carried out by a shipping company with regard to moving your personal effects.  You will be permitted to send 250lbs per family member by airfreight and the remainder by seafreight.  This sea shipment will be limited to a twenty-foot container.  Cendant will also arrange transit insurance for your freight.

During the term of your overseas assignment, the National Group will meet the cost of storing and insuring your furniture and personal effects in the UK, including one motor vehicle.  Your Cendant IAC will also arrange storage requirements.

Temporary Accommodation

Your IAC will arrange up to three days in a serviced apartment (if required) immediately prior to your departure to Australia.  While the Group will meet the cost of this accommodation, all other costs (food, laundry, telephone calls etc) are the responsibility of the employee.

Travel to and from Assignment

Business class travel is approved for you when travelling on the approved travel route to your assignment and again upon repatriation.

HOST COUNTRY ARRIVAL

Temporary Accommodation

Cendant Mobility will arrange transportation for you from the airport to your temporary accommodation.  This accommodation will have been booked in advance and is generally for a period of up to four (4) weeks while you find more permanent accommodation.  While the Group will meet the cost of this accommodation, all other costs (food, laundry, telephone calls etc) are the responsibility of the employee.

Home (and School) Search and Orientation

A relocation consultant from Cendant Mobility in Australia will assist with home search and provide you with an arrival information pack.  The consultant will also be available to answer any immediate questions you may have regarding your new location.

Settling-in Leave

You are entitled to two working days paid special leave for settling-in purposes in Australia.

General

Please contact me on should you have any queries regarding any of the above.

If this letter and enclosed policy are acceptable to you, please sign the attached copy and return to me.

I take this opportunity to wish you success on your overseas assignment and in your new position.

Yours sincerely

[Original signed]

Arthur Willett
Strategy Principal

ER & Reward

People & Culture

I, Lynne Peacock, have read the enclosed documentation and acknowledge that:

1.               I understand and accept the terms and conditions outlined in this letter and agree not to discuss this information to other employees or international assignees within the National.

2.               I agree to abide by the Expatriate Policy and associated attachments and agree not to discuss this information to other employees or international assignees within the National.

3.               I understand that I must abide by the terms and conditions of all visas and work permits granted to enable me to perform the work required for this assignment.

4.               I declare where I have provided personal information about an individual (such as myself, family, relative, solicitor or contact person), I have made, or will immediately make, the individual aware of that fact and:

•             that their personal information has been collected by the National Australia Bank Group organisation for the purposes of my international assignment;

•             that their personal information may be disclosed to other organisations involved in the relocation, management or administration of my international assignment, as required by law or with their consent;

•             that I may not be able to obtain some services as part of the international assignment if that individual’s personal information is not provided;

•             that the individual can gain access to their personal information by contacting International Assignment Services.

Signature

[Original signed]

Date

6.07.04